EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	1998	1999	2000	2001	2002
Earnings:
Total earnings (loss)	$14,137	$(16,917)	$10,779	$14,358	$30,629
Income tax provision (credit)	12,986	(2,772)	7,972	9,386	16,804

Pre-tax earnings (loss)	27,123	(19,689)	18,751	23,744	47,433

Fixed charges:
Interest charges	3,175	22,722	28,563	31,926	36,538
Interest factor of operating rents	197	227	323	365	419

Total fixed charges	3,372	22,949	28,886	32,291	36,957

Earnings as adjusted	$30,495	$3,260	$47,637	$56,035	$84,390

Ratio of earnings to fixed charges (1)	9.0	0.1	1.6	1.7	2.3

(1) In fiscal 1999, earnings were insufficient to cover fixed charges by $20.

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